Bayswater Uranium Corporation

Suite 510

510 Burrard Street

Vancouver, B.C. V6C 3A8

July 28, 2008

VIA EDGAR AND FACSIMILE (202) 772-9368

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

100 F Street, N.E.

Washington, D.C.  20549

Attention:  H. Roger Schwall, Assistant Director

Re:

Bayswater Uranium Corporation

Registration Statement on Form 20-F

File No. 0-53261

Dear Mr. Schwall:

Bayswater Uranium Corporation (the “Registrant”) hereby requests withdrawal of its registration statement on Form 20-F filed on May 29, 2008, and amended on June 2, 2008 (the “Registration Statement”).

It is our understanding that the application for withdrawal of the Registration Statement will be deemed granted as of the date it is filed with the Commission unless the Registrant receives notice from the Commission that this application will not be granted.

If you have any questions or comments relating to the foregoing, please call the undersigned at (403) 265-3775.

Sincerely,

Bayswater Uranium Corporation

By:  /s/ George Leary

George Leary

Chief Executive Officer

BOS 46,381,890v1